FOR IMMEDIATE RELEASE                                         4 October 2000


                           WPP GROUP PLC ("WPP")


         WPP confirms that the merger with Young & Rubicam, Inc. will complete at 8:00 am (London, England time) today when dealings are due to commence in the consideration shares.